August 11, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	mCloud Technologies Corp.

Form F-1 (as amended)

File No. 333-264859

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 9, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, August 11, 2022, at 5:00 p.m. Eastern Time or as soon as reasonably practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

mCloud Technologies Corp.

By:	/s/ Russell H. McMeekin
Name:	Russell H. McMeekin
Title:	Chief Executive Officer, President, and Director